UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number: 1-15226

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENCANA (USA) RETIREMENT PLAN

370 17th Street, Suite 1700

Denver, CO 80202

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENCANA CORPORATION

Suite 4400, 500 Centre Street S.E., P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Encana (USA) Retirement Plan

Financial Statements

and

Independent Auditors’ Report

December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the US Benefit Plans Administration Committee of the

Encana (USA) Retirement Plan

Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of the Encana (USA) Retirement Plan, formerly known as the Encana (USA) 401(k) Plan (the “Plan”), as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Encana (USA) Retirement Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

To the US Benefit Plans Administration Committee of the

Encana (USA) Retirement Plan

Page Two

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS&H LLLP

June 22, 2015

Denver, Colorado

ENCANA (USA) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value
Mutual funds	$127,859,799	$139,799,819
Common collective trust funds	88,064,783	—
Common stock	25,611,406	40,864,583

Total investments, at fair value	241,535,988	180,664,402
Receivables
Participant loans receivable	2,289,264	3,551,202

Net assets available for benefits, at fair value	$243,825,252	$184,215,604

Adjustment from fair value to contract value for fully benefit-responsive common collective trust funds	(147,019)	—

Net assets available for benefits	$243,678,233	$184,215,604

See Notes to Financial Statements and Supplemental Schedule

ENCANA (USA) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

Investment income
Net appreciation in fair value of assets	$2,390,002
Dividend income	2,715,901
Interest income from participant loans	98,228

Total investment income	5,204,131

Contributions
Employer	15,784,471
Employee	11,998,998
Rollover	6,286,482

Total contributions	34,069,951

Deductions
Participant withdrawals and benefit payments	67,496,659
Administrative fees	195,876

Total deductions	67,692,535

Net decrease before transfers in from other plans	(28,418,453)
Transfers in from other plans	87,881,082

Net increase	59,462,629

Net assets available for benefits
Beginning of year	184,215,604

End of Year	$243,678,233

See Notes to Financial Statements and Supplemental Schedule

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

1. Description of the Plan and Significant Accounting Policies

The following description of the Encana (USA) Retirement Plan (the “Plan”) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

A) General

The Plan is a defined-contribution plan established on September 1, 1999, under which employer contributions are based on a fixed formula that is not related to profits and that is designated as a pension plan by the Plan Sponsor. Effective January 1, 2014, the Plan Sponsor is Encana Services Company Ltd. (the “Company”). Prior to the effective date, Alenco Inc. was the Plan Sponsor. All employees of Encana Services Company Ltd. (U.S. Branch) and Encana Oil & Gas (USA) Inc. are eligible to participate in the Plan. Eligibility to participate begins with the first day of the month coincident with or following employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended and restated as of March 14, 2014. Amendments to the Plan include immediate participant eligibility, automatic enrollment at 5% of participant compensation, the option for a participant to contribute using a percentage or flat dollar election and the option for a participant to elect dividend in cash or additional shares.

The Board of Directors of the Company administers the Plan. Effective March 14, 2014, Principal Financial Group (“Principal”) serves as trustee, manages Plan assets and maintains the Plan’s records. Principal offers Plan participants a variety of investment options. Individual accounts are invested in the various investment options at the direction of the participants. Prior to the effective date, Great-West Life & Annuity Insurance Company served as the trustee.

On March 14, 2014, the Encana (USA) Money Purchase Plan merged into the Plan. An aggregate $87,881,082 was transferred and is included in the Statement of Changes in Net Assets Available for Benefits.

B) Contributions

Participants may make before-tax and after-tax contributions up to 30% of their annual compensation, not to exceed limits by the Internal Revenue Service (“IRS”), which are adjusted annually by the Secretary of Treasury for inflation. This maximum percentage may be reduced by the Plan administrator in certain circumstances. The Plan also permits rollover contributions from other qualified retirement plans. Employee contributions to the Plan are made through regular payroll deductions, catch-up contributions, and roth contributions, which are after-tax contributions tracked in a separate account but subject to the same limitations set forth under the Plan.

The Company will make a safe harbor matching contribution of 100% of elective deferrals up to 5% of compensation, which is invested in Encana Corporation common stock. In addition, the Company will make a contribution of 8% of compensation, invested at the direction of the participants.

C) Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution, Plan earnings or losses, forfeitures, and an allocation of Plan expenses. Allocations are based upon Plan earnings or losses and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

D) Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon. Participants also have full and immediate vesting in the Company’s 5% safe harbor matching contribution portion of their accounts. Participants are vested in the Company’s 8% contribution after three years of service.

E) Participant Loans Receivable

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear an interest rate of 4.25%, equal to one percent over the prime rate published in the Wall Street Journal on the first business day of the month in which the loan is requested. The loans mature at various dates through 2029. Principal and interest is paid ratably through payroll deductions. Participant loans are recorded in the financial statements at amortized cost plus accrued interest.

F) Payments of Benefits

Upon termination of service, death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance or annual installments over a life annuity. For termination of service for other reasons, a participant may receive the value of the vested account balance as a lump-sum distribution. Accounts with balances less than $1,000 may be immediately distributed upon a distribution event. Benefits are recorded as distributions to participants when paid.

G) Participant Termination and Forfeitures

Forfeitures occur when a participant terminates employment prior to satisfying the service years required to become vested in the 8% contribution made by the Company. In addition, forfeitures may occur when participants contribute above the annual maximum contribution amount; thus, the amount gets repaid to the participant, causing a forfeiture of those additional contributed funds. Forfeitures can be used to pay Plan expenses or reduce employer contributions. For the year ended December 31, 2014, there were no forfeitures used to reduce employer contributions. For the years ended December 31, 2014 and 2013, forfeiture balances were $76,069 and $3,301, respectively.

H) Valuation of Investments and Income Recognition

Investments are recorded at fair value as reported to the Plan by the trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Common collective trust fund investments invest in fully benefit-responsive investment contracts and are stated at fair value and then are adjusted to contract value. These investments are included at fair value in the Statements of Net Assets Available for Benefits and there is an additional line item showing an adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value. Purchase and sales of investments are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recognized on the ex-dividend date.

I) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

J) Risk and Uncertainties

The Plan provides for various investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Additionally, some investments held by Principal are invested in the securities of foreign companies, which involve certain risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

2. Investments

Investments with a fair value greater than 5% of the net assets available for benefits are as follows:

	December 31,
	2014	2013
Mutual funds
Vanguard Institutional Index INSTL	$25,099,607	$18,520,918
Vanguard Windsor II Fund -Admiral	$21,047,084	$16,277,822
DFA U.S. Small Cap	$19,699,287	$18,534,096
PIMCO Total Return Instl	$18,128,483	$18,057,427
Harbor International Fund Instl	$15,504,352	$14,924,086
Vanguard Prime Money Market Instl*	$—	$9,245,647

Common collective trust funds
Principal Stable Value Inst FD+**	$13,981,433	$—

Common stock
Encana Corporation	$20,923,347	$30,074,511
Cenovus Energy Inc.***	$—	$10,495,745

*At December 31, 2014, the Plan no longer has this as an investment option.

**Amount shown at fair value. Contract value at December 31, 2014 was $13,834,413.

***At December 31, 2014, Cenovus Energy Inc. Common Stock represented 1.9% of the fair value of the net assets available for benefits or $4,688,059.

The Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

December 31, 2014
Mutual funds	$5,865,653
Common collective trust funds	4,082,746
Common stock	(7,558,397)

$2,390,002

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

3. Fair Value Measurements

Accounting principles generally accepted in the United States of America require disclosure about how fair value is determined and establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds:

Mutual funds are valued at the daily closing price as reported by the fund. All of the mutual funds are funds with quoted daily net asset values that are directly observable in the marketplace by market participants. These investments are classified as Level 1 investments.

Common collective trust funds:

The Principal Trust Income and Target Funds are held in common collective trust funds, which consist of investments in mutual funds, collective trusts and pooled separate accounts (“PSAs”). These investments are valued at their net asset values (“NAV”) per share as of the close of business on the valuation date. The NAV is quoted on a private market that is not active; however, the unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Principal Trust Income Fund seeks current income and, as a secondary objective, capital appreciation. The Principal Trust Target Funds seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in a specific year.

The stable value fund, held in a common collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. The objective of the stable value fund is to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets. The stable value fund is recorded in the accompanying financial statements at fair value. Fair value represents quoted market prices for synthetic GICs, while the fair value of conventional GICs is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of December 31, 2014.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

These investments are classified within Level 2 of the valuation hierarchy as they are not publicly quoted and due to the ability to redeem the investments at their NAVs as of the measurement date.

Common stock:

Investments in common stock are valued at its closing price reported on the active market on which the securities are traded on the last business day of the year. These investments are classified as Level 1 investments.

There were no transfers of Plan investments between Levels 1 and 2 during 2014 or 2013.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2014 and 2013.

Assets at fair value as of December 31, 2014 are as follows:

Description	Level 1	Level 2	Level 3	Total
Mutual funds
Domestic equity funds	$83,960,994	$—	$—	$83,960,994
Bond funds	21,356,153	—	—	21,356,153
International equity funds	22,542,652	—	—	22,542,652

Total Mutual Funds	127,859,799	—	—	127,859,799

Common collective trust funds	—	88,064,783	—	88,064,783
Common stock	25,611,406	—	—	25,611,406

Total	$153,471,205	$88,064,783	$—	$241,535,988

Assets at fair value as of December 31, 2013 are as follows:

Description	Level 1	Level 2	Level 3	Total
Mutual funds
Domestic equity funds	$60,866,508	$—	$—	$60,866,508
Target date funds	25,947,216	—	—	25,947,216
Bond funds	20,843,102	—	—	20,843,102
International equity funds	20,126,503	—	—	20,126,503
Money market funds	9,245,647	—	—	9,245,647
Other equity funds	2,770,843	—	—	2,770,843

Total Mutual Funds	139,799,819	—	—	139,799,819

Common collective trust funds	—	—	—	—
Common stock	40,864,583	—	—	40,864,583

Total	$180,664,402	$—	$—	$180,664,402

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

Below is a summary of the Plan’s investments at December 31, 2014 and 2013, where fair value is estimated based on the NAV:

Investment	2014 Fair Value	2013 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Restrictions	Notice Period
Common collective trust funds	$88,064,783	$—	$—	Same day	None	None

4. Income Taxes

The Plan obtained a favorable opinion letter, dated June 23, 2014, from the IRS as to the qualified status of the Plan. The Plan administrator believes that the Plan continues to be operated and administered in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income tax have been included in the Plan financial statements.

Generally accepted accounting principles in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Administration of the Plan

The Company provides, at no cost to the Plan, certain administrative, accounting, and legal services to the Plan and also pays the cost of certain outside services for the Plan.

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

6. Partial Termination

As a result of a reduction of the Plan Sponsor’s workforce in 2014 and 2013, the Plan experienced a partial plan termination as defined by ERISA. Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated because of an action taken by the Plan Sponsor. If a partial plan termination occurs, full vesting is required for the terminated participants, but the remaining participants’ vesting continues to be determined according to the plan provisions.

All terminated employees who were participants in the Plan were fully vested in their account balances at the date of the partial plan termination.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated for any reason, all participants become 100% vested and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiary.

8. Party-in-Interest

Certain Plan investments are shares of Encana Corporation’s common stock. As the Company is the sponsoring entity of the Plan, these transactions qualify as party-in-interest transactions.

9. Reconciliation to Form 5500

The following is a reconciliation of the net assets available for benefits per the Financial Statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per Financial Statements	$243,678,233	$184,215,604
Adjustment from contract value to fair value for fully benefit-responsive common collective trust funds	147,019	—

Net assets available for benefits per Form 5500	$243,825,252	$184,215,604

The following is a reconciliation of the net decrease in assets available for benefits before transfers per the Financial Statements to the Form 5500 for the year ended December 31, 2014:

Net decrease before transfers in from other plans per Financial Statements	$(28,418,453)
Add – Change in the adjustment from contract value to fair value for fully benefit-responsive common collective trust fund	147,019

Net income – per Form 5500	$(28,271,434)

ENCANA (USA) RETIREMENT PLAN

Notes to Financial Statements

The accompanying Financial Statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

10. Subsequent Events

In connection with the preparation of the Financial Statements, the Plan administrator has evaluated subsequent events after December 31, 2014 through the date the financial statements were issued and concluded that no additional disclosures were required.

SUPPLEMENTAL SCHEDULE

ENCANA (USA) RETIREMENT PLAN

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2014

Employer Identification Number: 90-1021013

Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Vanguard Institutional Index INSTL	Mutual Fund	$25,099,607
	Vanguard Windsor II Fund—Admiral	Mutual Fund	21,047,084
	DFA U.S. Small Cap	Mutual Fund	19,699,287
	PIMCO Total Return Instl	Mutual Fund	18,128,483
	Harbor International Fund Instl	Mutual Fund	15,504,352
*	Principal Large Cap Growth I Inst	Mutual Fund	9,305,813
*	Principal Real Estate Secs Inst	Mutual Fund	6,409,289
	DFA International Small Company Fund Inst	Mutual Fund	3,547,819
	T. Rowe Price Inst Emerging EQ	Mutual Fund	2,704,911
*	Principal Bond Market Ind Inst	Mutual Fund	1,878,605
*	Principal Mid Cap S&P 400 Index Inst	Mutual Fund	1,681,347
	PIMCO Global Bond (Unhedged) Instl	Mutual Fund	1,349,065
*	Principal Intl EQ Ind Inst	Mutual Fund	785,570
*	Principal Small Cap S&P 600 Index Inst	Mutual Fund	718,567

	Total mutual funds		127,859,799

*	Principal Stable Value Inst FD+	Common Collective Trust Fund	13,981,433
*	Principal Trust Target 2025 Fund	Common Collective Trust Fund	11,674,634
*	Principal Trust Target 2020 Fund	Common Collective Trust Fund	11,375,390
*	Principal Trust Target 2045 Fund	Common Collective Trust Fund	9,923,196
*	Principal Trust Target 2040 Fund	Common Collective Trust Fund	9,569,452
*	Principal Trust Target 2030 Fund	Common Collective Trust Fund	7,986,814
*	Principal Trust Target 2035 Fund	Common Collective Trust Fund	7,706,912
*	Principal Trust Target 2050 Fund	Common Collective Trust Fund	7,022,370
*	Principal Trust Target 2015 Fund	Common Collective Trust Fund	5,621,714
*	Principal Trust Target 2055 Fund	Common Collective Trust Fund	1,867,129
*	Principal Trust income Fund I	Common Collective Trust Fund	578,676
*	Principal Trust Target 2010 Fund	Common Collective Trust Fund	407,073
*	Principal Trust Target 2060 Fund	Common Collective Trust Fund	349,990

	Total common collective trust funds		88,064,783

*	Encana Corporation common stock	Common Stock	20,923,347
	Cenovus Energy Inc. common stock	Common Stock	4,688,059

	Total common stock		25,611,406

*	Participant loans receivable	4.25% with maturities through 2029, collateralized by participant vested balances	2,289,264
			$243,825,252

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Benefit Plans Administration Committee (U.S.), as administrator of the Encana (USA) Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ENCANA (USA) RETIREMENT PLAN

Date: June 22, 2015	By:	/s/ Chris Casebolt
	Name:	Chris Casebolt
	Title:	Chair, U.S. Benefit Plans Administration Committee

Form 11-K Exhibit Index

Exhibit No.

23.1	Consent of EKS&H LLLP.